February 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Geoffrey Kruczek

Re:	Pathfinder Acquisition Corporation
Registration Statement on Form S-1
Filed February 11, 2021, as amended
File No. 333-252498

Dear Mr. Kruczek:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Pathfinder Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 16, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 1250 copies of the Preliminary Prospectus dated February 10, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Deutsche Bank Securities Inc.

By:	/s/ Ravi Raghunathan
Name: Ravi Raghunathan
Title: Managing Director

By:	/s/ Brandon Sun
Name: Brandon Sun
Title: Director

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Craig DeDomenico
Name: Craig DeDomenico
Title: Managing Director

RBC Capital Markets, LLC

By:	/s/ Michael Ventura
Name: Michael Ventura
Title: Managing Director Equity Capital Markets

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